Exhibit 3.1

BYLAW AMENDMENT

(Amendment to Section 3.8 of the Bylaws of Mangoceuticals, Inc.)

Effective as of July 28, 2026, Section 3.8 of the Bylaws of Mangoceuticals, Inc. (the “Company”) is hereby amended and restated in its entirety to read as follows:

“Section 3.8 Quorum.

Except as otherwise required by law, by the Articles of Incorporation, or by these Bylaws, with respect to any matter, a quorum will be present at a meeting of shareholders if the holders of at least one-third (1/3) of the voting power of all of the issued and outstanding shares of stock entitled to vote on that matter are represented at the meeting in person or by proxy. If a quorum is not present or represented at a meeting of shareholders, a majority of the voting power present and entitled to vote thereat may adjourn the meeting from time to time until a quorum is present, without notice other than announcement at the meeting, unless the adjournment is for more than thirty (30) days or a new record date is set, in which event a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.”

All other provisions of the Bylaws remain unchanged and in full force and effect.